June 12, 2015

Katherine Hsu
Office Chief, Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:              COMM 2014-UBS5 Mortgage Trust
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 30, 2015
File No. 333-193376-10

COMM 2014-CCRE14 Mortgage Trust
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 26, 2015
Forms 10-D and 10-D/A for Monthly Distribution Period
March 13, 2015 to April 10, 2015
 File No. 333-184376-11

Dear Ms. Hsu:
We are counsel to Deutsche Mortgage & Asset Receiving Corporation ("DMARC" or the "Registrant") in connection with your letter dated May 8, 2015 (the "Comment Letter"), transmitting comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") relating to the above-captioned Forms 10-K and Forms 10-D and 10-D/A (collectively, the "Filings").  We reviewed the Comment Letter and the Filings and we discussed them with various representatives of DMARC and other parties referred to herein in preparing the responses set forth below.
For your convenience, the Staff's comments are repeated in italics below, followed by the responses of DMARC.

Anna H. Glick   Tel +1 212 504 6309   Fax +1 212 504 6666   anna.glick@cwt.com

June 12, 2015
Forms 10-K for COMM 2014-UBS5 Mortgage Trust and COMM 2014-CCRE14 Mortgage Trust
Item 15 Exhibits, Financial Statement Schedules
1.            We note that in your table of exhibits, for each of the Servicer Compliance Statements that would be provided by Wells Fargo Bank, N.A. for its role as Primary Servicer (Exhibits 35.4, 35.7, 35.10, and 35.13), you refer to the Servicer Compliance Statement provided by Wells Fargo Bank, N.A. in its capacity as Master Servicer filed as Exhibit 35.1. The Servicer Compliance Statement provided by Wells Fargo Bank, N.A. and filed as Exhibit 35.1 for each of the Forms 10-K referenced, however, is only made by Wells Fargo in its capacity as Master Servicer and certifies to a review and performance of the activities required of a Master Servicer. It is not clear from your Forms 10-K or the Pooling and Servicing Agreements incorporated by reference as Exhibit 4 for the COMM 2014-UBS5 Mortgage Trust and Exhibit 4.1 for the COMM 2014-CCRE14 Mortgage Trust that the activities performed by Wells Fargo as Master Servicer are the same as the activities performed by Wells Fargo as Primary Servicer. Please explain or amend your Forms 10-K by filing a Servicer Compliance Statement for Wells Fargo Bank, N.A. in its capacity as Primary Servicer for Exhibits 35.4, 35.7, 35.10, and 35.13 pursuant to Item 1123 of Regulation AB.
In the instances noted, the activities performed by Wells Fargo as Master Servicer and as Primary Servicer with respect to specific split loans are the same, so filing a Servicer Compliance Statement for Wells Fargo in both capacities would be redundant.  The Registrant has been  using the terms Master Servicer and Primary Servicer in its Forms 10-K since at least the prior reporting period to assist investors in understanding the complex split loan arrangements described in the Filings.  The use of these terms in the explanatory notes and exhibit index facilitate comprehension by identifying which party (e.g. master servicer or primary servicer) is actually servicing a split loan.  DMARC has used these terms in this way consistently in Forms 10-K and elsewhere in its registration statement for the current and prior reporting periods for various issuing entities.
Generally,  "master servicer" refers to the party to a pooling and servicing agreement with servicing responsibilities with respect to the entire pool of mortgage loans included in a transaction.  "Primary servicer" refers to a party that performs specific servicing functions with respect to specific mortgage loans within a pool.  In such role, it performs certain responsibilities assigned to the master servicer pursuant to the pooling and servicing agreement.  In cases where the primary servicer, and not the master servicer, is performing the applicable servicing function, the master servicer has limited responsibility with respect to such loan, which is generally limited to oversight of servicing by the primary servicer.  A servicer may be both a master servicer and a primary servicer in the same subject transaction.

June 12, 2015
With respect to split loans, if the subject transaction pooling and servicing agreement governs the servicing of a split loan (i.e., it is the "lead" pooling and servicing agreement), the party that is the master servicer of the subject transaction may also be the primary servicer of that split loan.  If the servicing of the split loan is governed by a different pooling and servicing agreement (i.e., the subject pooling and servicing agreement is not the lead pooling and servicing agreement), a party might be the master servicer of the subject transaction, may or may not be the master servicer under the lead pooling and servicing agreement, and may or may not be the primary servicer of the split loan.  Because only a small number of parties act as servicers for CMBS transactions, it is often the case that a servicer may be performing several of these different servicing roles in a specific transaction, especially when multiple split loans are included in a single transaction.  The explanatory notes in the Forms 10-K are intended to explain these various roles, and the terms master servicer and primary servicer provide a means of doing so.
In its Forms 10-K, the Registrant uses the following conventions:
•
If a split loan is serviced under the subject transaction pooling and servicing agreement (it is the lead pooling and servicing agreement for the split loan) and the servicer for the split loan acts as the master servicer for the whole pool and is also the primary servicer for the split loan, the primary servicer's Servicer Compliance Statement is listed under Exhibit 35 of the Form 10-K with a cross-reference to the master servicer's Servicer Compliance Statement, as the master servicer and the primary servicer are the same party, and the servicing functions performed for such split loan are governed by the same pooling and servicing agreement and are the same servicing functions.  Thus, even though the notes refer to a "primary" servicer, the reference to the primary servicer is to explain how the split loan is serviced in multiple transactions, but one entity performs all of the applicable servicing functions and provides all applicable reports.

•
If the subject transaction pooling and servicing agreement is not the lead pooling and servicing agreement with respect a split loan, and a servicer is both the master servicer for the subject transaction and the primary servicer under the lead (other) pooling and servicing agreement with respect to such split loan, the primary servicer's Servicer Compliance Statement is both listed under Exhibit 35 of the Form 10-K and filed on

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EDGAR as a separate exhibit.1  If the primary servicer is also the master servicer under the lead pooling and servicing agreement, the Servicer Compliance Statement may refer only to that servicer's role as master servicer under the lead pooling and servicing agreement.
The explanatory notes in the Forms 10-K identify the lead pooling and servicing agreement with respect to each split loan.  This convention is consistent with both investor understanding and past practice and avoids duplicative filings.  With these principles in mind, below is a detailed explanation of how these conventions apply to the Filings.
With respect to the COMM 2014-UBS5 Mortgage Trust, Wells Fargo is named as, and acts as, Master Servicer under the COMM 2014-UBS5 Pooling and Servicing Agreement.  Each of the Miami Beach Hotel Mortgage Loan, the Canyon Ranch Portfolio Mortgage Loan, the State Farm Portfolio Mortgage Loan and the Harwood Center Mortgage Loan (collectively, the "COMM 2014-UBS5 Serviced Split Loans") is serviced under the COMM 2014-UBS5 Pooling and Servicing Agreement.  Thus, Wells Fargo is both Master Servicer under the COMM 2014-UBS5 Pooling and Servicing Agreement (because it performs certain functions with respect to the entire pool of mortgage loans included in that transaction), as well as Primary Servicer of each of the COMM 2014-UBS5 Serviced Split Loans.  Since the only activities performed by Wells Fargo as Primary Servicer of the COMM 2014-UBS5 Serviced Split Loans are pursuant to the COMM 2014-UBS5 Pooling and Servicing Agreement in its capacity as Master Servicer for the COMM 2014-UBS5 Mortgage Trust, Servicer Compliance Statements with respect solely to its role as Primary Servicer would be duplicative of the Servicer Compliance Statement already provided with respect to its role as Master Servicer.  Therefore, in the Form 10-K exhibit list, Exhibits 35.4, 35.7, 35.10 and 35.13 cross-reference Exhibit 35.1.  Consistent with prior Forms 10-K, Wells Fargo's statement applies only with respect to its named capacity under the COMM 2014-UBS5 Pooling and Servicing Agreement, although the explanatory notes make it clear that the COMM 2015-UBS5 Serviced Split Loans are also Primary Serviced by Wells Fargo under the COMM 2014-UBS5 Pooling and Servicing Agreement.
The same principles apply with respect to the COMM 2014-CCRE14 Mortgage Trust, for which Wells Fargo is named as, and acts as, Master Servicer under the COMM 2014-CCRE14 Pooling and Servicing Agreement.  Each of the Google and Amazon Office Portfolio Mortgage Loan, the 60 Hudson Street Mortgage Loan, the 625 Madison Avenue Mortgage Loan and the McKinley Mall Mortgage Loan (collectively, the "COMM 2014-CCRE14 Serviced Split

1 Note that in place of filing a separate exhibit, one servicer, Midland Loan Services, a Division of PNC Bank, National Association, files a schedule listing its role(s) as master servicer, special servicer, or primary servicer with respect to each transaction in which it serves in any of those capacities.

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Loans") is also serviced under the COMM 2014-CCRE14 Pooling and Servicing Agreement.  Thus, Wells Fargo is both Master Servicer under the COMM 2014-CCRE14 Pooling and Servicing Agreement as well as Primary Servicer of each of the COMM 2014-CCRE14 Serviced Split Loans.  Since the only activities performed by Wells Fargo as Primary Servicer of the COMM 2014-CCRE14 Serviced Split Loans are pursuant to the COMM 2014-CCRE14 Pooling and Servicing Agreement in its capacity as Master Servicer for the COMM 2014-CCRE14 Mortgage Trust, Servicer Compliance Statements with respect solely to its role as Primary Servicer would be duplicative of the Servicer Compliance Statement already provided as master servicer.  Therefore, in the 10-K exhibit list, Exhibits 35.4, 35.7, 35.10 and 35.13 cross-reference Exhibit 35.1.
In contrast to the COMM 2014-UBS5 Serviced Split Loans and the COMM 2014-CCRE14 Serviced Split Loans, which were serviced under the pooling and servicing agreement for the related subject transaction, each of the 175 West Jackson Mortgage Loan, the Saint Louis Galleria Mortgage Loan and the Kalahari Resort and Convention Center Mortgage Loan (collectively, the "COMM 2014‑CCRE14 Non-Serviced Split Loans") is serviced under a pooling and servicing agreement other than the COMM 2014-CCRE14 Pooling and Servicing Agreement.  With respect to the 175 West Jackson Mortgage Loan and the Saint Louis Galleria Mortgage Loan, Wells Fargo acts as Primary Servicer by virtue of its role as Master Servicer under the other lead pooling and servicing agreements, as specified in the explanatory notes.  Because these two roles are under two different pooling and servicing agreements, in the Form 10-K exhibit list, Exhibits 35.16 and 35.18 do not cross-reference Exhibit 35.1, notwithstanding Wells Fargo's dual role as Master Servicer under the COMM 2014-CCRE14 Pooling and Servicing Agreement and as Primary Servicer under the related lead pooling and servicing agreement.  Because such reference is made with respect to the COMM 2014-CCRE14 Serviced Split Loans but not with respect to the COMM 2014-CCRE14 Non-Serviced Split Loans, investors can easily determine which split loans are serviced pursuant to the COMM 2014-CCRE14 Pooling and Servicing Agreement and which are serviced by another pooling and servicing agreement.
The 175 West Jackson Mortgage Loan is serviced pursuant to the COMM 2013-CCRE12 Pooling and Servicing Agreement.  Wells Fargo is named as, and acts as, Master Servicer under the COMM 2013-CCRE12 Pooling and Servicing Agreement, and is identified in the explanatory notes and exhibit index for the COMM 2014-CCRE14 transaction as the Primary Servicer with respect to the 175 West Jackson Mortgage Loan.  The description of Wells Fargo as Primary Servicer of the 175 West Jackson Mortgage Loan in the Form 10-K is consistent with the description of the servicing of this split loan in the Prospectus Supplement for the COMM 2014-CCRE14 transaction, which states that the 175 West Jackson Mortgage Loan is primary served by the master servicer under the COMM 2013-CCRE12 Pooling and Servicing

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Agreement (Wells Fargo).  (Prospectus Supplement at S-196).  Wells Fargo provided a Servicer Compliance Statement attesting to its compliance with the COMM 2013-CCRE12 Pooling and Servicing Agreement as Master Servicer under that pooling and servicing agreement.  Because its Primary Servicer responsibilities with respect to the 175 West Jackson Mortgage Loan are a subset of, and subsumed within its responsibilities as Master Servicer for the COMM 2013-CCRE12 Mortgage Trust, this Servicer Compliance Statement also covers its role as Primary Servicer of the 175 West Jackson Mortgage Loan included in the COMM 2014-CCRE14 transaction, and thus is responsive to the filing requirements for the subject transaction.
The Saint Louis Galleria Mortgage Loan is serviced pursuant to the COMM 2013-CCRE13 Pooling and Servicing Agreement.  Wells Fargo is named as, and acts as Master Servicer under the COMM 2013-CCRE13 Pooling and Servicing Agreement, and is identified in the explanatory notes and exhibit index for the COMM 2014-CCRE14 transaction as the Primary Servicer with respect to the Saint Louis Galleria Mortgage Loan.  The description of Wells Fargo as Primary Servicer of the Saint Louis Galleria Mortgage Loan in the Form 10-K is consistent with the description of the servicing of this split loan in the Prospectus Supplement for the COMM 2014-CCRE14 transaction, which states that the Saint Louis Galleria Mortgage Loan is primary served by the master servicer under the COMM 2013-CCRE13 Pooling and Servicing Agreement (Wells Fargo).  (Prospectus Supplement at S-189). Wells Fargo provided a Servicer Compliance Statement attesting to its compliance with the COMM 2013-CCRE13 Pooling and Servicing Agreement as Master Servicer under that pooling and servicing agreement.  Because its Primary Servicer responsibilities with respect to the Saint Louis Galleria Mortgage Loan are a subset of, and subsumed within  its responsibilities as Master Servicer for the COMM 2013-CCRE13 Mortgage Trust, this Servicer Compliance Statement also covers its role as Primary Servicer of the Saint Louis Galleria Mortgage Loan included in the COMM 2014-CCRE14 transaction, and thus is responsive to the filing requirements for the subject transaction.
In every case, the Servicer Compliance Statements address the servicer's compliance with its obligations under the applicable pooling and servicing agreement.  Consistent with past practice, we use the terms "master servicer" and "primary servicer" to explain a particular servicer's various roles with respect to various split loans under multiple pooling and servicing agreements.
Form 10-K for COMM 2014-CCRE14 Mortgage Trust
Item 15 Exhibits, Financial Statement Schedules
2.            We note that, although you assign second-level headings to each exhibit listed under Item 15 of your annual report on Form 10-K (e.g., 33.1, 33.2, 33.3…), the exhibits themselves are not so numbered. To assist investors in being able to easily locate exhibits, please

June 12, 2015
confirm that in future filings for which you act as depositor you will identify each exhibit filed with the corresponding number under which it is listed in the body of the Form 10-K. To the extent you must amend an exhibit to the Form 10-K to comply with the comments included in this letter, please include an exhibit number in the filing.
On the EDGAR system, the exhibit references under the heading "Description" correspond to the exhibit references listed under Item 15 on the Form 10-K.  When accessing an individual exhibit, a header appears on the exhibit which includes the document sequence number (corresponding to the number under the heading "Seq" on the EDGAR system), followed by the exhibit number, including the applicable second-level heading.  For example, Exhibit 33.43 is the twelfth document attached to this Form 10-K, so the exhibit heading "EX 33 12 ex 3343prudentialhtm EXHIBIT 33.43", indicates that this exhibit is part of exhibit 33 and is the twelfth document, identified as Exhibit 33.43.  The second number corresponds to the exhibit reference in the Form 10-K.  (The 43rd exhibit 33 is only the twelfth document because many exhibits cross-reference previously filed exhibits and therefore do not count as separate documents in the document sequence tally).  This heading style corresponds to the headings "Seq" and "Description", which are the first two columns displayed on the EDGAR system under Document Format Files.  We note that these headings are consistent with the format the Registrant has used in Form 10-K filings for prior reporting periods.
3.            We also note that you have filed the report on assessment of compliance with servicing criteria for Wells Fargo as master servicer as a second Exhibit 31, although it is listed in your Item 15 exhibit table as Exhibit 33.1. Please correct this in future filings.
We will correct this in future filings.
4.            We note that in the exhibit table included as Item 15 in the body of the Form 10-K, you list Exhibit 35.16 as the servicer compliance statement from Wells Fargo Bank in its capacity as "Primary Servicer" of the 175 West Jackson Mortgage Loan and Exhibit 35.18 as the servicer compliance statement from Wells Fargo Bank in its capacity as "Primary Servicer" of the Saint Louis Galleria Mortgage Loan. The statements filed as Exhibit 35.16 and Exhibit 35.18, however, include a certification to the review and performance of activities performed by Wells Fargo as "Master Servicer." It is not clear from your Form 10-K or the Pooling and Servicing Agreements incorporated by reference as Exhibits 4.1, 4.2, and 4.3 that the activities performed by Wells Fargo as Master Servicer are the same as the activities performed by Wells Fargo as Primary Servicer. Please explain or amend your Form 10-K by filing a Servicer Compliance Statement for Wells Fargo Bank, N.A. in its capacity as Primary Servicer for Exhibits 35.16 and 35.18 pursuant to Item 1123 of Regulation AB.
Please see our response to Item 1.

June 12, 2015
Reports on Assessment of Compliance with Applicable Servicing Criteria
Exhibit 33.5
5.            In Appendix A to the report provided by the servicing participant, CoreLogic Commercial Real Estate Services, Inc., there is no indication as to whether Item 1122(d)(4)(ix) of Regulation AB is an applicable servicing criterion for the servicing participant. Please tell us whether or not the criterion was applicable. If servicing criterion was applicable, please revise the report and the corresponding attestation report provided by PricewaterhouseCoopers LLP, which is filed as Exhibit 34.5.
The servicing criterion in Item 1122(d)(4)(ix) of Regulation AB is not applicable with respect to CoreLogic, which conforms with the corresponding attestation by PricewaterhouseCoopers LLP.  Representatives of CoreLogic confirmed to us that CoreLogic's assessment of compliance with applicable servicing criteria applies only to the servicing criteria identified in Appendix A thereto.  Item 1122(d)(4)(ix) was not so identified, thus indicating that this servicing criterion in Item 1122(d)(4)(ix) is not applicable with respect to CoreLogic, and is consistent with the corresponding attestation report provided by PricewaterhouseCoopers LLP, which does not include Item 1122(d)(4)(ix) in the list of servicing criteria applicable to CoreLogic.  Moreover, Wells Fargo indicated that Item 1122(d)(4)(ix) was applicable in its report on assessment of compliance with applicable servicing criteria filed as Exhibit 33.1 to the Form 10-K.
Exhibit 33.43
6.            We note the statement made by Prudential Asset Resources ("PAR"), Inc. that it has engaged vendors that are not deemed to be servicers as defined in Item 1101(j) and that it has elected to take responsibility for assessing compliance with the servicing criteria. In Exhibit A, however, PAR indicates that the only applicable servicing criterion performed by a vendor was that contained in Item 1122(d)(4)(xi) of Regulation AB and includes footnote #3 to state that "the only third party vendor to whom this applies in National Tax Search, LLC (NTS)." We also note that NTS has provided a report on assessment of compliance with applicable servicing criteria and associated attestation report from an independent registered public accountant, which have been filed as Exhibits 33.6 and 34.6. Your previous representations to SEC staff indicated that NTS could be considered a servicer within the scope of Item 1101(j) of Regulation AB. See response letter dated August 30, 2013 from Deutsche Mortgage & Asset Receiving Corporation in response to SEC staff comment letter dated July 23, 2013. As such, please provide the following information:

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•
Please tell us whether PAR has engaged any other vendors, aside from NTS, that are not deemed to be servicers as defined in 1101(j) for which it is electing to take responsibility for assessing compliance with the servicing criteria.

•
If PAR has not engaged other vendors and is only referring in its report to NTS, please explain why NTS has provided a separate assessment. Please also tell us what circumstances have changed since the representations you provided in your August 2013 letter.

•	If the PAR report is inaccurate, please file a revised report and associated attestation from PwC.
Based upon conversations we had with representatives of PAR and Wells Fargo, they both engaged NTS to perform substantially similar tax monitoring and other services.  In the response letter dated August 30, 2013, we indicated that Wells Fargo, as master servicer, had engaged NTS to perform certain tax functions, including remitting tax payments, reporting of tax amounts due, tax parcel verification and non-escrow tax payment verification.   As a result, NTS could be considered a "servicer" within the principles-based definition of Item 1101(j) of Regulation AB and the Commission's Compliance and Disclosure Interpretation (the "CD&I"), Section 301.01 (Item 1101(j)) because NTS is "responsible for the management . . . of the pool assets," by virtue of its role in tendering borrower property tax payments to taxing authorities.  However, the CD&I is permissive, rather than mandatory, and in order for a vendor not to be viewed as a party participating in a servicing function, the related servicer must elect to take responsibility for assessing compliance with the servicing criteria applicable to that vendor in the servicer's report regarding assessment of compliance with servicing criteria.  See CD&I, Section 200.06 (Vendors Engaged by Servicers).  For business reasons, including the allocation of legal and reputational risks as between the applicable servicer and NTS, PAR elected to take such responsibility, Wells Fargo did not.  Therefore, NTS is considering a party participating in a servicing function with respect to Wells Fargo, but not PAR, and NTS is required to provide a report on assessment of compliance with applicable servicing criteria and accountant's attestation report with respect to its work for Wells Fargo, but not for PAR.
The NTS report on assessment of compliance with applicable servicing criteria and associated accountant's attestation report included in the Filings relate only to NTS' engagement by Wells Fargo, not to its engagement by PAR. The explanatory notes to the Form 10-K for COMM 2014-CCRE14 state that NTS was engaged by Wells Fargo, as master servicer and as primary servicer of the 175 West Jackson Mortgage Loan and the Saint Louis Galleria Mortgage Loan to remit tax payments received from borrower escrow accounts to local taxing authorities, to report tax amounts due, to verify tax parcel information, and to verify non-escrow tax

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payments.  In addition, the assessment of compliance and attestation report provided by NTS filed as Exhibits 33.6 and 34.6, respectively, to the Form 10-K indicate that it applies only with respect to its role as "Tax Service Vendor for Wells Fargo" (emphasis added).  The NTS assessment of compliance and attestation report do not indicate that it is acting as a "servicer" with respect to PAR.
For the sake of completeness and disclosure, PAR indicated in its assessment of compliance that NTS performs certain functions relating to specific servicing criteria.  However, PAR attested to the relevant servicing criteria in full, including NTS's performance on its behalf, and its indication that certain functions were performed by NTS should not be seen as a statement that NTS is a servicer or that it is responsible for assessment of compliance with any servicing criteria.  In other words, even if NTS is a party participating in a servicing function with respect to the servicing functions it performs for PAR, it is not a party participating in a servicing function within the meaning of CD&I 200.06.
Representatives of PAR inform us that PAR has not engaged any vendors other than NTS with respect to the performance of any applicable servicing criteria.
Forms 10-D and 10-D/A of COMM 2014-CCRE14 Mortgage Trust for the Monthly Distribution Period from March 13, 2015 to April 10, 2015
7.            We note that on May 1, 2015 you filed an amendment to the Form 10-D originally filed on April 14, 2014 for the monthly distribution period from March 13, 2015 to April 10, 2015. Please revise your Form 10-D to explain the reason for filing the amendment. Please include, for example, information about why you revised the payments made and the amounts of interest and principal paid. Please also tell us why you included additional classes (e.g., A-1-144A, A-1-IAI, A-1-REGS, A-2-144A, A-2-IAI, A-2-REGS etc.) in the amended Certificate Payment Report filed with your Form 10-D on May 1, 2015. We note those classes were not listed in the original Certificate Payment Report filed with your Form 10-D on April 14, 2014 and were not described in your prospectus supplement.
The amended Certificate Payment Report was supplied to the depositor by the trustee in error, and a corrected Form 10-D/A reflecting the reason for the filing and the correct Certificate Payment Report have been filed.  The classes listed in the amended Certificate Payment Report but not in the original Certificate Payment Report do not represent additional classes of securities; they indicate portions of the existing classes offered under various provisions to securities laws, as provided for in the pooling and servicing agreement.
* * *

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In responding to the Staff's comments with respect to the Filings, DMARC has authorized us to acknowledge on their behalf, and we hereby acknowledge, that:

•	DMARC is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	DMARC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions you have regarding the foregoing.

Very truly yours,

/s/ Anna H. Glick

Anna H. Glick

cc:	Helaine Kaplan (Deutsche Mortgage & Asset Receiving Corporation)